Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated August 31, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at http://www.smartermoney.com on August 30, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Clarifications and Corrections

                We believe that the following information is appropriate to clarify and correct information included in this article:

                * Lending Club's borrower fees range from 2.25% to 5.00%, not from 3.00% to 4.00%, and these rates exclude an additional 1.5% fee for loans made to self-employed borrowers or for use in a small business.

                * Lending Club's highest interest rate is 21.64% not 25.00%. Lending Club's highest APR is 25.07%, excluding loans made to self-employed borrowers or for use in a small business.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

P2P lending in the US and UK

Gijsbert Koren

- August 28, 2010 Posted in: Crowdfunding, Lending Club, P2P lending, Zopa

Peer to peer lending (or P2P lending) platforms provide a new type of personal loans. The personal loan market (excluding credit card debt) is currently over $1,600B in the US and more than 10B pounds in the UK. P2P lending is breaking the power of large financial institutions who have been controlling these markets for years and years. P2P lending creates opportunities for borrowers to pay less interest and for lenders to receive more interest, simply because the traditional bank has been replaced by a lean and mean internet based company. All P2P lending platforms are operating on a nation wide scale and not on a global scale, since every country requires compliance with other rules and regulations for the offering of financial products and services. Crowdfunding platforms like GrowVC and Kickstarter are open to investors from almost every country.

"P2P lending is involving real people rather than institutions", Giles Andrews, Zopa

[Picture of P2P Company logos: Loanio, Zopa, Lending Club, Prosper, Smava, Community Lend and frooble]

Lending Club and Zopa

To get a better understanding of P2P lending, I interviewed pioneers from the two world leading P2P lending platforms: Rob Garcia (Sr. Director Product Strategy at LendingClub, US) and Giles Andrews (CEO at Zopa, UK).

Lending Club

"Lending Club is a financial network where people invest into each other directly, resulting in better rates for lenders and borrowers. In essence, we eliminate the middleman.", says Rob. Lending Club operates on the US market and has one big competitor (Prosper) and around 80% of the US online P2P lending market is owned by Lending Club (based on monthly loan originations). Lending Club charges investors (lenders) a 1% fee and borrowers 3 to 4%. The main reasons for borrowers to use Lending Club, are debt consolidation and getting rid of credit card debt. This means that consumers pay off their existing debt with a new debt and simply prefer the lower interest rates at Lending Club.

[LendingClub Screen Shot]

Zopa

"Zopa is the eBay for money; we operate a marketplace where people can borrow and lend money.", explains Giles. Zopa was the first P2P lending platform in the world and is founded in 2005. Zopa operates on the UK market and had a short experiment on the US market, which it left again, but might re-enter in the future. Zopa owns virtually 100% of the UK online P2P lending market. Zopa charges borrowers a fee of 124.50 pounds and lenders a 1% annual service fee.

[Zopa Screen Shot]

Being in a direct competition with banks, P2P lending platforms are very rational in their communication and mainly communicate the financial advantages towards their customers. Lenders and borrowers are anonymous at Zopa and Lending Club, which means don't have a real face and name. This in contrary to crowdfunding platforms like Kickstarter, which relies greatly upon making a real personal connection. To reduce risks for lenders, they lend small chunks to individual borrowers. At Zopa, a lender lending 500 pounds or more would have their money spread across at least 50 borrowers. At Lending Club, institutions are also allowed to lend money, while Zopa is solely based upon individual lenders. At both Lending Club and Zopa, only 1 out of 10 requests for loans are approved access to the platform. Lending Club offers investors the opportunity to invest in higher risk loans than Zopa does, which is shown in the highest interest rate for borrowers: 25% at Lending Club and just above 15% at Zopa.

The numbers

The maximum loan size at Lending Club is $25,000 and at Zopa this is 15,000 pounds. The annualized return for lenders is 9.65% at Lending Club and 8.3% at Zopa. Not a bad return right?

"We are redefining personal loans, and overall, how lending is done.", Rob Garcia, Lending Club

The market size for personal loans is huge and the P2P lending platforms are just taking a very small part of it. The following figure gives an overview of the total (cumulative) amount of loans provided by the three largest players in the online P2P lending market.

[Chart of total (cumulative) amount of loans provided by the three largest players in the online P2P lending market]

In 2009, more money was lent through Zopa than in 2005, 2006, 2007 and 2008 combined. Lending Club's growth rate is comparable at 8 to 10% growth per month (!)

Regulation

Both Lending Club and Zopa have gone through an intensive process with their respective national regulatory bodies for the financial market. Lending Club has taken a very pro-active role in contacting the SEC (US Securities and Exchange Commission) and entered a quiet period in 2008 for 6 months while arranging all necessary legal issues. Lending Club's biggest competitor (Prosper) has taken a very negative stance towards the SEC and doesn't recognize the SEC as the right body to control the online P2P lending market. As a result of this, Prosper was taken of the market for 9 months to arrange all legal issues. Giles argues that regulation is very important, since customers should be protected and be able to trust P2P lending platforms, a regulatory body should make sure all platforms comply with certain rules. In my view, the regulatory bodies are still lagging behind in their understanding of new financial products like P2P lending and crowdfunding; we need to do something about this!

The future of P2P lending

Both Rob and Giles see a bright future for P2P lending and see possibilities to expend into other products, like mortgages and insurances. "In principle, there is no reason why any financial product cannot benefit from the streamlining and simplicity that P2P lending has to offer", says Rob. And who will benefit from this transition? The customers!